UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Winland Electronics, Inc.
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                                (Name of Issuer)

                      Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   974241101
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                                 (CUSIP Number)

                         BE Capital Management Fund LP
                        BE Capital Partners LLC GEN PTR
                        Thomas Braziel, Managing Partner
                          David Earls, Managing Partner
                          211 East 70th Street, Apt 10F
                              New York, NY 10021
                                 (212) 734-0368

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 30, 2012
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  974241101

1. NAME OF REPORTING PERSON

        BE Capital Management LP
        BE Capital Partners LLC
        Thomas Braziel
        David Earls

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                  (b) [ ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS

	WC

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

	BE Capital Management LP is a Delaware limited partnership
	BE Capital Partners LLC is a Delaware limited liability company Thomas Braziel is a United States citizen
	David Earls is a United States citizen

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

		BE Capital Management LP - 0 shares
		BE Capital Partners LLC - 0 shares
		Thomas Braziel - 0 shares
		David Earls - 0 shares
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     8. SHARED VOTING POWER

		BE Capital Management LP - 225,496 shares
		BE Capital Partners LLC - 225,496 shares
		Thomas Braziel - 225,496 shares
		David Earls - 225,496 shares
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     9. SOLE DISPOSITIVE POWER

		BE Capital Management LP - 0 shares
		BE Capital Partners LLC - 0 shares
		Thomas Braziel - 0 shares
		David Earls - 0 shares
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

		BE Capital Management LP - 225,496 shares
		BE Capital Partners LLC - 225,496 shares
		Thomas Braziel - 225,496 shares
		David Earls - 225,496 shares

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	BE Capital Management LP - 225,496 shares
	BE Capital Partners LLC - 225,496 shares
	Thomas Braziel - 225,496 shares
	David Earls - 225,496 shares

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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	BE Capital Management LP - 6.09%
	BE Capital Partners LLC - 6.09%
	Thomas Braziel - 6.09%
	David Earls - 6.09%

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14. TYPE OF REPORTING PERSON (See Instructions)

	BE Capital Management LP - PN
	BE Capital Partners LLC - OO
	Thomas Braziel - IN
	David Earls - IN

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                                                                     Page 3 of 6



Item 1.     Security and Issuer

The class of equity security to which this statement relates is the common stock (the "Common Stock"), par value $.01 per share ("Share"), of Winland Electronics, Inc., a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1950 Excel Drive, Mankato, Minnesota 56001.

Item 2.     Identity and Background

(a) The names of the persons filing this statement are BE Capital Management LP, BE Capital Partners LLC, Thomas Braziel, and David Earls. This statement on
Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 211 East 70th St, Apt 10F, New York, NY 10021.

(c) The principal business of BE Capital Partners LLC is serving as general partner to a private investment partnership. The principal business of BE Capital Management LP is Investment Management. Mr. Braziel's principal occupations is Investment Professional. Mr. Earls' principal occupations is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BE Capital Partners LLC is a Delaware limited liability company. BE Capital Management Fund LP is a Delaware Limited Partnership. Mr. Braziel is a United States citizen. Mr. Earls is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases by (i) a private investment partnership, BE Capital Management Fund LP, a Delaware limited partnership, of which BE Capital Partners LLC is the sole General Partner and BE Capital Management LLC is the Investment Manager for an aggregate of approximately $180,397 cash. Mr. Braziel and Mr. Earls are Managing Partners of BE Capital Management LLC.

The source of such funds was the working capital of the private investment partnership and private investment company.

Item 4.     Purpose of Transaction

The Shares were acquired for investment purposes. From time to time and subject to the Reporting Persons agreement described in Item 6, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the Shares as a passive investor or as an active investor (including as a member of a group with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in
Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) and (b) 225,496 shares, representing approximately 6.09% of the outstanding shares of the Issuer, are held by BE Capital Management Fund LP. BE Capital Partners LLC is the General Partner of BE Capital Management Fund LP.
BE Capital Management LLC is the Investment Manager of BE Capital Management Fund LP. Mr. Braziel and Mr. Earls are the Managing Members of each of
BE Capital Partners LLC and BE Capital Management LLC and in such capacity has the power to vote and dispose of such Shares.


All share numbers and ownership percentages reported herein are as of November 7, 2012. All ownership percentages reported herein are based on 3,701,630 shares of the Issuer's Common Stock issued and outstanding as of November 7, 2012, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for September 30, 2012. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.
     (c) Transactions Effected in the Past Sixty Days: The following shares were sold in market transactions through brokers:

                                                           Per Share
              Shares                  Date                   Price
              ------                  ----                   -----

                 200               10/03/2012                 0.4548
               4,300               10/04/2012                 0.5278
               3,670               10/05/2012                 0.5032
               2,900               10/09/2012                 0.5434
              20,200               10/12/2012                 0.5528
               1,100               10/15/2012                 0.5025
                 300               10/16/2012                 0.5333
               4,990               10/18/2012                 0.5326
                 400               10/23/2012                 0.4822
               1,500               10/25/2012                 0.5307
               5,000               10/26/2012                 0.6048
               7,891               10/31/2012                 0.6860

              17,900               11/02/2012                 0.7050
                 100               11/05/2012                 0.6840
              80,300               11/07/2012                 0.7026
              19,700               11/08/2012                 0.6532
               5,000               11/09/2012                 0.7035
               1,250               11/21/2012                 0.6432
               1,400               11/26/2012                 0.6432
               3,600               11/27/2012                 0.6439
               4,994               11/29/2012                 0.6841
               7,800               11/30/2012                 0.7245

               9,701               12/04/2012                 0.7099
              21,300               12/05/2012                 0.7592


(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7. Material to be Filed as Exhibits


         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2012

BE Capital Management LP:

BY:
/S/    Thomas Braziel

Thomas Braziel,
Managing Partner of the General Partner,
BE Capital Partners LLC


BE Capital Partners LLC:

BY:

/S/   Thomas Braziel

Thomas Braziel, Managing Partner


Thomas Braziel:

/S/ Thomas Braziel
Thomas Braziel


David Earls:

/S/ David Earls
David Earls